Exhibit 12

SAFEWAY INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

(Unaudited)

	24 Weeks Ended June 19, 2004	53 Weeks 2003	52 Weeks 2002	Fiscal Year 52 Weeks 2001	52 Weeks 2000	52 Weeks 1999
Income before income taxes and cumulative effect of accounting change	$288.3	$141.1	$532.3	$2,095.0	$1,866.5	$1,674.0
Add interest expense	191.7	442.4	430.8	446.9	457.2	362.2
Add interest on rental expense (a)	119.4	258.6	257.6	242.4	218.7	183.0
Add (less) equity in losses (earnings) of unconsolidated affiliates, net	(0.5)	7.1	0.2	(20.2)	(31.2)	(34.5)
(Less) add minority interest in subsidiary	(4.6)	(10.4)	(5.5)	—	1.1	5.9

Earnings	$594.3	$838.8	$1,215.4	$2,764.1	$2,512.3	$2,190.6

Interest expense	$191.7	$442.4	$430.8	$446.9	$457.2	$362.2
Add capitalized interest	8.5	21.9	31.0	25.7	17.0	9.3
Add interest on rental expense (a)	119.4	258.6	257.6	242.4	218.7	183.0

Fixed charges	$319.6	$722.9	$719.4	$715.0	$692.9	$554.5

Ratio of earnings to fixed charges	1.86	1.16	1.69	3.87	3.63	3.95

(a)	Based on a 10% discount factor on the estimated present value of future operating lease payments.